PDL BioPharma, Inc. 932 Southwood Boulevard Incline Village, NV 89451 tel: 775 832 8500 fax: 775 832 8502 www.pdl.com

SENT VIA EDGAR
AND FEDERAL EXPRESS

August 21, 2018

Division of Corporation Finance
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:
PDL BioPharma, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 16, 2018 (the “2017 Form 10-K”)
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 9, 2018 (the “Q1 2018 Form 10-Q”)
File No. 000-19756

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 24, 2018 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2017 Form 10-K and the Q1 2018 Form 10-Q. The comments are repeated below in bold and followed by the responses thereto.

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Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to the Condensed Consolidated Financial Statements
2. Revenue from Contracts with Customers
Revenue
C. Nature of Goods and Services
i. Pharmaceutical, page 8

1.
You indicate that you estimate reductions in the transaction price using either a most likely amount or expected value method depending on their nature. Please tell us what reductions are estimated using the most likely method and why it is appropriate to apply the most likely method to those estimates. See ASC 606-10-32-8.

The Company respectfully acknowledges the Staff’s comment and has reviewed the guidance in ASC 606, Revenue from Contracts with Customers. The revenue reduction we estimate using the most likely method relates to prompt pay discounts. It is appropriate to apply the most likely method to this estimate as the variable consideration has only two possible outcomes and the single most likely outcome is that the discount will be taken. Therefore, the Company has recorded a revenue reduction for the full amount of the discount. To date, actual prompt pay discounts have not differed materially from the Company’s estimates.

The Company further advises the Staff that it will provide disclosure regarding its estimates made under the most likely method in future periodic reports filed with the Commission by updating the following sentence in Note 2, Revenue:

“These various reductions in the transaction price have been estimated using either a most likely amount, in the case of prompt pay discounts, or expected value method, ~~depending on their nature~~ for all other variable consideration and have been reflected as liabilities and are settled through cash payments, typically within the time periods ranging from a few months to one year.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results
Revenues, page 45

2.
You disclose that “Novartis was still the primary obligor during the first through third quarters of 2017 for ex-U.S. sales, therefore revenue is presented on a “net” basis for those periods for all ex-U.S. sales.” To enable investors to better understand your period over period fluctuations, please tell us your consideration of quantifying the dollar impact to your net sales and similarly to your operating expenses as a result of recording Noden product sales on a gross basis for the current period presented. Refer to Item 303(b) of Regulation S-K and SEC Release 33-8350.

The Company respectfully acknowledges the Staff’s comment and has reviewed Item 303(b) of Regulation S-K and the Commission Guidance Regarding Management’s Discussions and Analysis of Financial Condition and Results of Operations (“MD&A”) (Release No. 33-8350). The Company advises the Staff that it considered the instructions to Item 303(b), specifically that, “where the interim financial statements reveal material changes from period to period in one or more significant line items, the causes for the changes shall be described if they have not already been disclosed.” Following this guidance, we have described the cause for the change in revenue from our pharmaceutical segment, specifically in the ex-U.S. market, as this was a material change from period to period. The Company also believes that its current disclosures related to Novartis being the primary obligor during the transition period and the resulting net presentation (please refer to pages 41 and 45 of the Q1 2018 Form 10-Q) satisfy the three principal objectives of MD&A as specified by SEC Release 33-8350.

The Company further advises the Staff that management considered quantifying the dollar impact of gross sales to net sales and operating expenses (specifically cost of revenue) as a result of recording Noden ex-U.S. product sales on a gross basis for the current period presented, but determined that the presentation of “net” revenue is related to a transitional period with Novartis which was necessary until marketing authorizations could be transferred, is not material, and does not represent the on-going operations of the Company.

As identified on page 41 of the Q1 2018 10-Q, after the transfer of the marketing authorizations, revenue is to be presented on a “gross” basis, meaning cost of revenue will be reported separately. In Q1 2017 certain revenues were on a “net” basis, which were gross revenues less product cost, less a fee to Novartis. The comparison is primarily one of a change in presentation and based upon the profit contribution reports provided by Novartis prior to country marketing authorizations being transferred versus Noden currently selling products on its own and separately identifying revenue and cost of revenue. In Q1 2017 product revenue for our Pharmaceutical segment revenue was $12.6 million, of which $2.9 million was “net” revenue (that which had cost of revenue and a fee netted), and cost of revenue was $2.6 million, for a gross profit of $10.0 million. In Q1 2018 product revenue for our Pharmaceutical segment revenue was $18.3 million, of which $0.8 million was “net” revenue, and cost of revenue was $8.2 million, with a gross profit of $10.1 million. The period over period fluctuation to gross profit was immaterial when taking into consideration the cost of revenue.

The Company also respectfully advises the Staff that it does not have the details of the costs included by Novartis to obtain the “net” profit transfer amount so it would be difficult to determine if additional disclosures would truly be comparable and therefore provide meaningful additional information to investors. To that end, the Company believes that to attempt to quantify the dollar impact of “net” sales in Q1 2017 to “gross sales” in Q1 2018 would be contradictory to instruction three to Item 303(b), which states, “The information provided shall include that which is available to the registrant without undue effort or expense and which does not clearly appear in the registrants condensed interim financial statements.” The Company believes that to provide a meaningful quantitative comparison of revenue and expenses recognized “net” in Q1 2017 versus “gross” in Q1 2018 would require undue effort, especially in light of the transition to Noden selling all products which was substantially complete in Q3 2017.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (775)-832-8505 if you have any questions or comments regarding this correspondence or if you require any further information. Thank you very much.

Very truly yours,

By:	/s/ Peter S. Garcia
Peter S. Garcia
Vice President and Chief Financial Officer

cc:	John McLaughlin, Chief Executive Officer, PDL BioPharma, Inc.